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                                                                      Exhibit 21

                        SUBSIDIARIES OF PENTON MEDIA INC.

1.   Internet World Media, Inc., a Delaware corporation.

2.   Penton Media Australia Pty. Limited, an Australian corporation.

3.   Penton Media (Holdings) Limited, a United Kingdom corporation.

4. Duke Investments, Inc, a Colorado corporation, and its wholly-owned subsidiary:

     A. Duke Communications International, Inc., a Colorado corporation, and its wholly owned subsidiary:

           a. Penton Communications Europe Limited a United Kingdom corporation.

5. Penton Media, S. de R.L. de C.V. (99% Penton Media, Inc. and 1% Internet World Media, Inc.), a Mexico corporation.

6. Penton Media Asia Limited (65% Penton Media, Inc. and 35% Internet World Media, Inc.), a Hong Kong corporation.

7.   Penton Media France (SAS), a France corporation (50% Penton Media, Inc.).

8.   DVGM & Associates, a California corporation